July 10, 2013

VIA EDGAR

Tia L. Jenkins, Senior Assistant Chief Accountant

Securities and Exchange Commission

Office of Beverages, Apparel, and Mining

100 F Street, N.E.

Washington, D.C. 20549

Re:	China New Borun Corporation (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2012 Filed April 24, 2013 File No. 001-34754

Dear Ms. Jenkins:

This letter sets forth the Company’s responses to the comments contained in the letter dated June 14, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Company’s Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2012 (the “2012 Form 20-F”). The Staff’s comments are repeated below and each comment is followed by the Company’s response thereto. Unless otherwise noted, page numbers in the responses refer to the 2012 Form 20-F as filed.

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Risk Factors, page 10

Transportation delays, including as a result of disruptions to infrastructure . . . , page 16

1. We note your disclosure that you have not received permits for the transportation of dangerous substances using rail lines and that if you are unable to obtain such permits “in time” you may not be able to find sufficient alternative methods of transporting your products from your Daqing facility. Please revise this risk factor to clarify if and how a failure to obtain permits would materially affect you. For example, please be specific with respect to what you mean by “in time.” As another non-exclusive example, please be specific with respect to whether you are currently able to transport your products using rail lines. Such clarifying disclosure appears to be material in light of the disclosure in the similar risk factor in your Form 20-F for the year ended December 31, 2011. There you disclosed that you relied on rail transport for the product produced in Daqing and that the loss of such ability could adversely affect your business.

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Response: In response to the Staff’s comment, to deliver the Company’s products by rail way, the Company needs to obtain the railway dangerous goods shipper's qualification certificate and technical review certificates approved by rail freight department. The Company has obtained the foregoing certificates on December 17, 2012, which was not properly reflected in the Company’s Form 20-F for the year ended December 31, 2012. The Company will revise our disclosure in the risk factor in its future Form 20-F filing as below:

Our business depends on the availability of rail, road and boat distribution infrastructure for the delivery of raw materials and for the delivery of our products to our customers. Any disruptions in this infrastructure network, whether caused by earthquakes, storms, other natural disasters or human error or malfeasance, could materially impact our business. Therefore, any unexpected delay in transportation of our raw materials or in the delivery of our products to our customers could result in significant disruption to our operations, including the closure of our facilities. We will also rely upon others to maintain rail lines and roads from our production facilities to national rail, road and shipping networks, and any failure on their part to maintain such transportation systems could impede the delivery of our raw materials to us and our products to our customers, impose additional costs on us or otherwise cause our business, results of operations and financial condition to suffer.

Operating and Financial Review and Prospects, page 80

Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2012, page 91

2. We note your discussion of the decrease in revenues on page 92 and the reference to weak market demand and lower production volume. We also note the risk factor discussion on page 10 regarding the demand for edible alcohol in light of industry headwinds from a ban on serving high-end baijiu at official banquets and consumers’ concerns caused by media reports of plasticizers in bottled baijiu. With a view to clarifying disclosure regarding significant factors contributing to material changes in your operations, please disclose the extent to which bans on sales or media reports may have materially affected your sales. Please refer to comments 1 and 3 from our letter dated December 27, 2012 and revise your disclosure where appropriate.

Response: In response to the Staff’s comments, the Company has stated the main reason which caused the weak market demand in “Fluctuation of Demand for and Price of Edible Alcohol” on page 82. We believe that the description on page 82 could clarify which significant factors have affected our operations. The headwind from a ban on serving high-end baijiu at official banquets and consumers’ concerns caused by media reports of plasticizers in bottled baijiu has combined to affect the whole baijiu market, which caused a sales decline for baijiu and softened the demand for edible alcohol. Both the ban on sales and media reports have caused negative impact on the consumers’ habit of consumption of baijiu, and the change of consumption habit has influenced the demand for baijiu, which eventually led to the decrease in demand of edible alcohol. However, it is difficult for management to quantify this impact on our daily operations and it is also hard to tell the extent to which these two factors have affected our sales. We believe that it is appropriate to express as we did on page 82 and page 92.

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Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

3. We note that your December 31, 2012 Form 20-F does not include an audit report on the financial statements for the fiscal year ended December 31, 2010. Please revise to include an audit report as required by Item 8.A.1 of Form 20-F. Also obtain and file an auditor consent relating to the fiscal 2010 audit report as required by Item 10.G of Form 20-F.

Response: Our Independent Registered Public Accounting Firm, BDO China Shu Lun Pan Certified Public Accountants LLP (“Our Auditors” or “BDO China”) was engaged to audit our consolidated balance sheets as of December 31, 2012 and 2011 and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for years ended December 31, 2010, 2011 and 2012. BDO China’s Report of Independent Registered Public Accounting Firm dated April 24, 2013 on page F-2 has included the audit report on the financial statements for the fiscal year ended December 31, 2010, 2011 and 2012 as required by Item 8.A.1 of Form 20-F:

“We have audited the accompanying consolidated balance sheets of China New Borun Corporation and its subsidiaries (the “Company”) as of December 31, 2012 and 2011 and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. ...”

“In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.”

The letter of Consent of Independent Public Accounting Firm dated April 24, 2013 issued by BDO China filed as Exhibit 15.1 to the Form 20-F for the year ended December 31, 2012 was relating to Our Auditors’ Report of Independent Registered Public Accounting Firm on the financial statements for the fiscal year ended December 31, 2010, 2011 and 2012 on page F-2.

Please also see Annex A for the signed copies of Report of Independent Registered Public Accounting Firm and letter of Consent of Independent Public Accounting Firm, respectively.

Consolidated Statements of Cash Flows, page F-6

4. We note on page F-20 that the restricted cash of RMB 75,000,000 on your December 31, 2012 balance sheet represents deposits at the bank to secure outstanding borrowings. Please explain to us why you have classified the changes in restricted bank deposits as an investing activity on your consolidated statement of cash flows.

Response: Restricted cash of RMB 75,000,000 on December 31, 2012 balance sheet is not an element of cash and cash equivalents in the statement of cash flows for the year ended December 31, 2012. Instead, changes to restricted cash are generally classified as either operating or investing cash flows depending on the nature of the restriction. In considering the appropriate classification of changes in restricted cash for the year ended December 31, 2012, we considered that though the primary purpose of the restricted cash is to serve as collateral for borrowings, it was not a repayment of debt and would be returned to the Company. The predominant source of cash inflow arising from restricted cash would appear to be an investment, and the related cash flows thus should be classified in investing activities, rather than either operating activities or financing activities.

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Consumption Tax, page F-9

5. We note your response to comment nine of our letter dated April 16, 2013 and the applicable disclosure on page F-9 of your 2012 Form 20-F. Given that consumption taxes are not collected from customers and subsequently remitted to the PRC Government, please explain to us your basis for netting consumption taxes against revenue and cite the generally accepted accounting guidance that you follow.

Response: the consumption tax on edible alcohol is same as the excise tax in United States. It is an indirect tax on use or consumption of certain products, such as cosmetic, tobacco, and alcohol. Consumption taxes are included in the price of a product, consumption taxes are collected by the producer or retailer and not paid directly by the consumer, and as such remain “hidden” in the price of a product, rather than being listed separately.

As our consumption tax is incurred because of a sale to a third party, we believe the guidance in ASC 605-45-50-3 and 50-4 “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement” should be applied to determine the appropriate classification for this consumption tax. This guidance states that presenting these excise taxes on either a gross basis (included in revenue and expense) or net basis (excluded from revenue) is an accounting policy election. The Company elects to present the consumption taxes netting against the revenue to report the results of revenue inclusive of the effects of consumption taxes incurred.

Inventories, page F-10

6. We note in your response to comment two of our letter dated April 16, 2013 that the non-harvest season is approximately from May to September, and in response to comment eight that the harvest season is normally from October to April of the following year. Based on publicly available information it appears that China’s corn harvest season starts in August and ends in October and is about three months long. Therefore, it appears to us that the non-harvest season would be during the nine month period from November to July. This nine month period also appears to coincide with the example corn sourcing framework agreement provided in Annex A that is dated November 15, 2010 and covers corn purchases through September 30, 2011. Please tell us how you define the harvest and non-harvest seasons with respect to your corn purchases from granaries and direct purchases from farmers.

Response: In response to the Staff’s comments, your understanding of harvest season from August to October is a different idea from the Company’s description for harvest season from October to April of the following year. The harvest season will vary from Southern China and Northern China. In Southern areas of China, the harvest season for corn may start from August or September, but in Northern areas of China, the harvest season for corn generally starts from October. Our facilities in Shandong and Daqing are located in the Northern China and thus all our corns are sourced from Shandong province and Heilongjiang province, which are situated in Northern China.

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When the harvesting of corn began in October, the local farmers could not immediately harvest all the corns, but they will only harvest part of corns and an extra month for processing the corn to the sales condition, including the processes of corn threshing, drying, etc. After selling part of corns, the local farmers will harvest the remaining corns and repeat the same process to the corns for sales. These kinds of harvest activities will normally start from October and end in April in the following year, during this period, both the local granaries and the corn deep-processing companies (i.e., China New Borun Corporation) could source the corns directly from the local farmers. Therefore, we defined this period (October to April) as “harvest season”.

During May to September, i.e., the “non-harvest season” we defined, supplies of corns are limited in the market, therefore we can only manage to source the corns from the granaries in order to satisfy our production needs with adequate supply of corns, even though the price offered by the granaries is relatively higher (with additional cost and their profits mark-up). That’s why the Company entered into the framework agreement with the local granaries in November and the local granaries will source and further process the corns on behalf of the Company during the harvest season and eventually enable that there is adequate supply of corns for fulfilling our production needs in the non-harvest season through September.

7. We note under Sections 4 and 7.6 of the framework agreement in Annex A that the Company is required to pay monthly interest to the granary so that the granary can pay the interest to ADB for its loan. Given that approximately 67% of your fiscal 2011 corn purchases were sourced from granaries during fiscal 2011, please advise us of the following:

a. Separately quantify for us the amount and percentage of corn purchased from farmers and under framework agreements with granaries in 2012.

b. Quantify for us the total amount of interest expense that the Company incurred under the framework agreements with granaries during both fiscal 2011 and 2012.

c. Tell us the amount of interest that was capitalized on the balance sheet within inventory at the end of each quarter during fiscal 2012.

Response: In response to the Staff’s comments, under the framework agreement, the Company is required to pay monthly interest to the granary so that the granary can pay the interest to ADB for its loan, but in substance, the Company settled the payment for corn and the granaries’ interest together when the corn delivered to us. We consider the overall purchase cost when making procurement decisions, while the granaries will also issue VAT purchase invoice to the Company based on this total lump sum, including corn price and interest expense. The terms of Section 4 and 7.6 documented in the framework agreement is the standard wording required by the ADB, but we settle the interest together with the corn price with the granaries based on the current practice.

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The amount of corn purchased from farmers is approximately RMB491,664,000 and accounts for approximately 49% of the total purchase in 2012. The amount of corn purchased from granaries is approximately RMB519,534,500 and accounts for approximately 51% of the total purchase in 2012.

We estimate that the total amount of interest expenses in 2011 and 2012 is approximately RMB 14,169,000 and RMB35,878,000, respectively. As we have previously stated, it is the interest expense borne by local granaries. They will not pass the notice of interest to the Company but rather will include it in total invoice amount that they charge us for the corn

By the first quarter of 2012, the Company operated by using the corn purchased from the market, therefore the inventory cost did not include any interest expense born by local granaries. By the end of year 2012, the Company has used up all the corn sourcing by granaries and bought a part of corn from the market to meet its production needs since the harvest season has started. Therefore, the inventory cost did not include any interest expense born by granaries by the fourth quarter of 2012. The amount of the interest expense in 2012 of RMB35,878,000 was all capitalized on the balance sheet in the inventory in the second and third quarter, and already consumed in the fourth quarter (For information, the closing inventory balance as of the third quarter-end of 2012 was approximately RMB 315 million, assuming all third quarter-end closing inventory are acquired from granaries under framework agreements, cost of sales in fourth quarter of 2012 was about RMB 450 million, which implied that all third quarter-end closing inventories were consumed).

Value Added Tax, page F-11

8. We note the VAT reconciliation for Shandong Borun provided in response to comment eight of our letter dated April 16, 2013. Please explain to us why the fiscal 2011 corn purchases from farmers of RMB 453,379,787 are not multiplied by the 13% input VAT tax rate. In this regard, please explain why these corn purchases are first divided by “(1-0.13)” before multiplying by the 13% input VAT tax rate:

Response: The input tax rate on the food grains is 13% on raw materials purchased pursuant to Caishui(2009)9 and is effective from January 1, 2009. On November 5, 2008, the Decree of State Council of People’s Republic of China, No. 538 was approved and the amended Provisional Regulation on PRC’s Value Added Tax (“Amended VAT Regulation”) was published accordingly. Pursuant to Item 8(3) of the Amended VAT Regulation, the deductable input VAT on farm products purchases from farmers is calculated based on the taxpayers’ total cash paid to farmers. For tax reconciliation purpose, the corn purchases are initiated and therefore divided by “(1-0.13)” to arrive the total cash paid to farmers, the deductible input VAT is thereon multiplied by 13% input VAT tax rate.

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Advances to Suppliers, page F-17

9. We note in your response to comment four of our letter dated April 16, 2013 that you believe your framework agreements do not represent product financing arrangements under ASC 470-40-15-2 and that ASC 470-40 is not applicable. We further note in your response that on the corn delivery day, the Company is charged by the granaries at the spot price paid by the granaries when they purchased the corn during the harvest season, plus additional cost including but not limited to handling cost, shipping cost and interest cost. Based upon your response, it appears to us that your framework agreements include specified prices (i.e. the spot price paid by the granaries when they initially purchased the corn during the harvest season), and that the fluctuations from the specified prices are only due to finance and holding costs. Please further explain to us why you believe that your framework agreements do not represent product financing arrangements under ASC 470-40-15-2.

Response: We would like to clarify that ASC 470-40 is applicable to assess whether our framework agreements are representing product financing arrangements. The analysis of our framework agreements against the characteristics as discussed in the guideline in ASC 470-40-15-2 is as follows:

Pursuant to ASC 470-40-15-2(a)(1), we considered whether our framework agreement is under the circumstance that the specified prices are in the form of resale price guarantees under which the Company agrees to make up any difference between the specified price and the resale price for products sold to third parties. Under the framework agreement with granaries, no specified price is established between both parties at the time of entering into the agreement, but rather the price is established upon each executions of corn purchases. The Company will notify a reference purchase price to the granaries before the execution of purchase (i.e. granary purchase corn from local farmer) in accordance with Section 2 of the framework agreement. Several notifications were sent by the Company during the period of harvest season. The price and quantity vary in each notification and depend upon the supply market conditions and market price. The final settlement price of the corn purchases from granaries under framework agreement includes the various purchase price paid by the granaries when they purchased the corn during the harvest season, plus additional cost including but not limited to handling cost, shipping cost and interest cost from the granaries. As the purchase price of corn varied during the harvest season and the Company could not fix the purchase price with granaries at any particular point in time, the fluctuations from the specified prices are not only due to finance and holding costs. ASC 470-40-15-2(a)(1) does not apply to our case, however, ASC 470-40-15-2(b) applies when the amounts to be paid by the Company will be adjusted to cover substantially all fluctuations in costs (various in purchase price) incurred by the granaries in purchasing and holding the product.

Further to ASC 470-40-15-2(a)(2) and (3), we would considered if the Company is not required to purchase the product but has an option to purchase the product, the economic effect of which compels the Company to purchase the product, i.e., an option arrangement that provides for a significant penalty if the sponsor does not exercise the option to purchase. According to Section 7.7 of the framework agreement, the granary shall have no right to sell the purchased corn for the Company and the Company shall make the full payment for such corn to buy out its ownership before the contractual final delivery date. If the parties fail to reach an agreement on selling corn on time, then the Company shall automatically give up the operation right and the granary will have the right to sell the corn purchased under this Contract at the current market price. The Company shall assume any possible losses incurred by the granaries if the Company fails to purchase and make full payment for the corn requirements under the agreement. We conclude that ASC 470-40-15-2(a)(2) and (3) applies to our framework agreement.

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From above analysis of ASC 470-40-15-2, we consider that our framework agreements meet some of the criteria to be accounted for as a product financing arrangement. However, we have also considered the exceptions of product financing arrangement as stipulated in ASC 470-40-15-3 applying to the Company’s actual practice of purchase transactions under framework agreements.

•	The purchases of corns from granaries under the framework agreement were ordinary purchase commitments in which the risks and rewards of ownership are retained by the granaries until the product is transferred to the Company (ASC 470-40-15-3(a)), given the fact that: (i) under the framework agreement and actual practice, the Company is not liable if the corn purchased by the granaries on the Company’s behalf were to be damaged or destroyed prior to the Company requesting delivery of it; (ii) under Section 7.5 of the framework agreement and actual practice, the granaries own the purchased corn during the delivery period, in which the risks and rewards of ownership of inventories are still retained by the granaries; (iii) under Section 10.2 of the framework agreement and actual practice, any damage of the corns arising from rain, mildew, missing or etc. occurs during the storage period, the granaries are liable for all the losses; (iv) the corn purchased by the granaries for the Company is not segregated from corn purchased for other customers or for their own trading purpose; and (v) the product (that is, the processed corn) did not exist at the time the Company entered into framework agreements with the granaries to acquire corns on behalf of the Company.

•	The purchases of corns from granaries under the framework agreement may also apply to typical contractor-subcontractor relationships in which the contractor (China New Borun Corporation) is not in substance the owner of product held by the subcontractor (the granaries) and the obligation of the contractor is contingent on substantial performance on the part of the subcontractor (ASC 470-40-15-3(b) and (f)), given the fact that, according to the contract terms under the framework agreement and actual practice, the granaries are responsible for drying and processing the purchased corn to meet the Company’s required standard before delivery them to the Company. The obligation of the Company is contingent on substantial performance of drying and processing of the purchased corn provided by the granaries.

Though certain terms pursuant to the framework agreements apply to some circumstances under ASC 470-40-15-2, given the above facts and the exceptions as stipulated in ASC 470-40-15-3 that apply to the Company’s actual practice of purchase transactions under framework agreements, we have concluded that the substance of our arrangements with the granaries does not represent a financing arrangement under ASC 470-40 and believe that our financial statements give a complete, relevant, and accurate picture of our arrangements with the granaries When considering all of the factors in ASC 470-40 that apply to financing arrangements, we believe that the substance of our arrangements with the granaries is that they represent ordinary purchase commitments in which the risks and rewards of ownership are retained by the granaries until the product is transferred to the company; hence we do not believe that ASC 470-40 applies.

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10. We note in your response to comment four of our letter dated April 16, 2013 that under certain circumstances according to the framework agreements the granaries could not require the company to purchase the corn, but rather they would just sell the corn to other customers. Pursuant to section 7.7 of the framework agreement in Annex A, it appears to us that the Company shall assume any possible losses incurred by the granaries if it fails to purchase and make full payment for the corn requirements under the agreement. Given the apparent penalties under the framework agreement in the event that the Company does not purchase the corn, please explain to us in sufficient detail how you considered ASC 470-40-15-2(a)(2) to arrive at your conclusion that the framework agreements do not represent product financing arrangements.

Response: Please refer to our response to Comment 9 above.

11. We note in section 7.1 of the example framework agreement provided in Annex A of your response letter dated May 14, 2013 that the Company is required to deposit 20% of the total contract amount (purchasing quantity and price) as the advance deposit, and in section 7.5 that the deposit is not refunded until after all the corn is delivered. We further note your disclosures on pages 52, 65, 66 and 83 of your Form 20-F that you are required to pay a 10% deposit under the framework agreements. Please tell us whether the required deposit is 10% or 20% under the framework agreements. Also tell us why advance to granaries decreased from RMB 143,285,000 as of December 31, 2011 to RMB 67,210,000 as of December 31, 2012.

Response: In response to the Staff’s comments, in substance, the Company usually paid the granaries 10% of the total contract amount as deposit. Although, the terms documented under framework agreement required the Company to pay 20% of the total contract amount, the Company was able to pay 10% of the total amount through our good relationship with local granaries. The terms in the framework agreement is the standard wording which the granaries offered to their customers.

The advance to granaries decreased from RMB 143,285,000 as of December 31, 2011 to RMB 67,210,000 as of December 31, 2012 mainly represents the decrease of corn secured by local granaries. The granaries will secure 200,000 tons for the Company in 2013; however they secured 500,000 tons in 2012. The management has described this fact on page 52 and 68 of our Form 20-F.

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12. We note Annex A and your added disclosure of framework agreements to purchase a significant portion of your corn supply. Please file the framework agreements as exhibits to your amended Form 20-F or provide us with your analysis of why these agreements are not required to be filed pursuant to Exhibits Instruction 4 of Form 20-F.

Response: In response to the Staff’s comments, the Company has following reasons for not filling the framework agreement as exhibits. Firstly, the Chinese State Administration of Grain (the “CSAG”) is established to monitor and control the grain procurement business in China, the granaries were therefore set up to operate grain procurement and storage business and stabilize the grain price in China, and in practice, all entities operating as granaries must be approved and licensed by the CSAG and granted with a Grain Procurement Permit. Moreover, most of the granaries in China are state owned. Therefore, it will be a little bit sensitive to the state owned entities if we file the framework agreement as Exhibits of our Form 20-F. The Company does need to maintain the good relationship with the local granaries in order to enter into new framework agreement in the future. Secondly, the Company entered into the framework agreement with eleven different local granaries in 2011 and eight in 2012, respectively, each of which is immaterial in amount or significance. Thirdly, the management believes that we have described most of the key terms of the framework agreement on page 52, 65, 66, and 83, which could enable the investors to understand how the framework agreement works. In addition to that, there are several standard wording included in the framework agreement, as the percentage of deposit, however the Company’s current practice is different from that and we have clarified our current practice clearly in our 20-F and we believe that it could explain the substance, which is not included in the framework agreement.

If you have any additional questions or comments regarding the 2012 Form 20-F, please feel free to contact me. Thank you.

Very truly yours,

/s/ Terence Chen
Name:	Yuanqin (Terence) Chen
Title:	Chief Financial Officer

cc:	Ann Yu, Chief Strategy Officer, China New Borun Corporation

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Annex A

立信会计师事务所(特殊普通合伙)深圳分所
地址: 中国深圳福田区香梅路1061号中投国际商务中心A栋16楼 邮编: 518034
电话: +86-755-8258 4500
传真: +86-755-8258 4508

SHU LUN PAN CPAS LLP SHENZHEN BRANCH
Add: 16/F Block A China Investment International Business Center NO.1061 Xiangmei Road Shenzhen 518034, China
Tel: +86-755-8258 4500
Fax: +86-755-8258 4508

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
China New Borun Corporation

We have audited the accompanying consolidated balance sheets of China New Borun Corporation and its subsidiaries (the "Company") as of December 31, 2012 and 2011 and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

BDO China Shu Lun Pan Certified Public Accountants LLP

BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, The People's Republic of China
April 24, 2013

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BDO 立信

立信会计师事务所(特殊普通合伙)深圳分所
地址: 中国深圳福田区香梅路1061号中投国际商务中心A栋16楼 邮编: 518034
电话: +86-755-8258 4500
传真: +86-755-8258 4508

SHU LUN PAN CPAS LLP SHENZHEN BRANCH
Add: 16/F Block A China Investment International Business Center NO.1061 Xiangmei Road Shenzhen 518034, China
Tel: +86-755-8258 4500
Fax: +86-755-8258 4508

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

China New Borun Corporation
Bohai Industrial Park, Yangkou Town
Shouguang, Shandong 262715
People's Republic of China

We hereby consent to the incorporation by reference in the Registration Statement on Form F-1 (File No. 333-166312) of China New Borun Corporation and its subsidiaries (the "Company") of our report dated April 24, 2013, relating to the consolidated financial statements of the Company, which appears in this Form 20-F for the year ended December 31, 2012.

BDO China Shu Lun Pan Certified Public Accountants LLP

BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, The People's Republic of China
April 24, 2013

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